PROSPECTUS SUPPLEMENT                           REGISTRATION NO. 333-43142
(To Prospectus dated February 17, 2006)         Filed Pursuant to Rule 424(b)(3)


                             [HOLDRS WIRELESS LOGO]


                        1,000,000,000 Depositary Receipts
                           Wireless HOLDRS (SM) Trust

         This prospectus supplement supplements information contained in the prospectus dated February 17, 2006 relating to the sale of up to 1,000,000,000 depositary receipts by the Wireless HOLDRS (SM) Trust.

         The share amounts specified in the table in the "Highlights of Wireless HOLDRS" section of the base prospectus shall be replaced with the following:

                                                                      Primary
                                                        Share         Trading
         Name of Company(1)                 Ticker     Amounts         Market
  ----------------------------------        ------     -------        -------
  Aether Holdings, Inc.                      AETH         1           NASDAQ
  ALLTEL Corp.                                AT         1.07          NYSE
  Crown Castle International Corp.            CCI         4            NYSE
  Deutsche Telekom AG *                       DT       18.48409        NYSE
  LM Ericsson Telephone Company *            ERICY       7.4          NASDAQ
  Embarq Corporation(2)                       EQ     1.539001744       NYSE
  Freescale Semiconductor Class B            FSL.B     4.527015        NYSE
  Motorola, Inc.                              MOT         41           NYSE
  Nokia Corp. *                               NOK         23           NYSE
  Qualcomm Incorporated                      QCOM         26          NASDAQ
  Research In Motion Limited                 RIMM         4           NASDAQ
  RF Micro Devices, Inc.                     RFMD         4           NASDAQ
  SK Telecom Co., Ltd. *                      SKM         17           NYSE
  Sprint Nextel Corporation                    S     30.78003488       NYSE
  United States Cellular Corporation          USM         1            AMEX
  Verizon Communications                      VZ          17           NYSE
  Vivo Participacoes                          VIV         3            NYSE
  Vodafone Group p.l.c. *                     VOD         21           NYSE

-------------------
(1) Effective June 27, 2006, Nextel Partners Inc. (NYSE ticker "NXTP") and Sprint Nextel Corporation (NYSE ticker "S") merged. As a result, Nextel Partners Inc. is no longer an underlying constituent of the Wireless HOLDRS Trust. For the four shares of Nextel Partners Inc. per 100 shares round lot of Wireless HOLDRS, The Bank of New York received $114.00 and will distribute cash at a rate of $1.14 per depositary share on July 7, 2006.

(2) As a result of the spin-off of Embarq Corporation (NYSE ticker "EQ") from Sprint Nextel Corporation (NYSE ticker "S"), a component of Wireless HOLDRS Trust, Embarq Corporation has been added as an underlying security of the Wireless HOLDRS Trust. For the 30.78003488 shares of Sprint Nextel Corporation per 100 share lot of Wireless HOLDRS, The Bank of New York received 1.539001744 shares of Embarq Corporation. Effective May 23, 2006, creations and cancellations of Wireless HOLDRS Trust require 1.539001744 shares of Embarq Corporation.

* The securities of these non-U.S. companies trade in the United States as American Depositary Receipts. Please see "Risk Factors" and "United States Federal Income Tax Consequences--Special considerations with respect to underlying securities of foreign issuers" for additional information relating to an investment in a non-U.S. company.

         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

            The date of this prospectus supplement is June 30, 2006.